                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                          FTS Apparel, Inc. ("FLIP")
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, $.001 par value per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  30266R 10 6
        _______________________________________________________________
                                (CUSIP Number)

                            David J. Babiarz, Esq.
                     Overton, Barbiarz & Associates, P.C.
                     7720 East Belleview Avenue, Suite 200
                           Englewood, Colorado 80111
                                (303) 779-5900
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    1/5/01
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------                                  ---------------------
 CUSIP NO. 30266R 10 6                                     PAGE 2 OF 6 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LeRoy Landuis
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF            5,545,478

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,545,478

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,545,478

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      58.04%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1:   SECURITY AND COMPANY

          LeRoy Landhuis (the "Reporting Person") hereby amends his statement on
Schedule 13D (the "Statement") filed with the Securities and Exchange Commission on May 1, 2000 with respect to the Common Stock, $.001 par value per share, of FTS Apparel, Inc. formally known as Full Tilt Sports, Inc. (hereinafter the "Company"), whose principal place of business is located at 212 N. Wahsatch, Suite 205, Colorado Springs, Colorado 80903.

ITEM 2:   IDENTITY AND BACKGROUND OF REPORTING PERSON

     a.   Name--LeRoy Landhuis

     b.   Address--212 N. Wahsatch, Suite 301, Colorado Springs, Colorado 80903

     c. Occupation-- Mr. Landhuis is the president of The Landhuis Company, Inc., a real estate development company located at the address above.

     d. During the past five years, Mr. Landhuis has not been convicted in any criminal proceeding.

     e. During the past five years, Mr. Landhuis has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

     f.   Mr. Landhuis is a citizen of the United States of America.


Item 3:   SOURCE OF FUNDS OR OTHER CONSIDERATION

          On April 19, 2000, the Reporting Person acquired beneficial ownership of 4,763,256 shares of the common stock of the Company as reported on the Reporting Person's Schedule 13D filed May 1, 2000. As an element of the transaction the Reporting Person agreed to provide consulting services to the Company in exchange for compensation in the amount of $220,000 payable in cash or the common stock of the Company, at the discretion of the Company. In the exercise of that discretion, and as payment for the consulting services, the Company has delivered to the Reporting Person, and the Reporting Person has acquired from the Company an additional 782,222 shares of the Common Stock of the Company.

Item 4:   PURPOSE OF TRANSACTION

          The acquisition of the additional 782,222 shares of the common stock of the Company which is the subject of this amendment to the Schedule 13D, was pursuant to a consulting agreement by and between the Company and the Reporting Person, dated January 1, 2000. Under such consulting agreement, the Company was given discretion to compensate the Reporting Person in the amount of $220,000 either in cash or in common stock of the Company. The Company has exercised its discretion and has paid such consulting fee through the delivery of 782,222 shares of the common stock of the Company. The Reporting Person intends to add the additional common stock to his existing holdings of the stock of the Company as an investment. Depending upon the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs, the limitations of Rule 144 and/or the availability of other lawful means of disposition, the Reporting Person will from time to time explore opportunities for liquidating all or a portion of the shares, through one or more sales.

          The Reporting Person has no plan to effect any transaction which would have the effect of, or result in, any of the following:

          a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; provided, however that the Reporting Person may review his investment in the Company from time to time and make adjustments in his holdings as he deems appropriate;

          b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; provided, however, that in his capacity as Chairman of the Company, the Reporting Person will review opportunities which come to his attention and act as he deems in the best interest of the shareholders;

          c. A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, provided that the Reporting Person may appoint one additional individual to the Board of Directors to fill an existing vacancy;

          e. Any material change in the present capitalization or dividend policy of the Company;

          f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          i. A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

          j.   Any action similar to any of those enumerated above.

ITEM 5:   INTEREST IN SECURITIES OF THE COMPANY

Item 5 is hereby amended and restated in its entirety as follows:

          a. As of the date of the filing of this Schedule, the Reporting Person is deemed to beneficially own 5,545,478 shares of Common Stock of the Company. Such amount includes 4,509,478 shares of Common Stock owned directly by the Reporting Person and 1,036,000 shares underlying a Common Stock Purchase Warrant exercisable immediately and until April 19, 2010 at the price of $1.50 per share. The Reporting Person's beneficial ownership represents 58.04% of the issued and outstanding Common Stock of the Company as of the date of this Schedule.

          b. The Reporting Person has the sole power to vote and dispose of 4,509,478 shares of common stock of the Company, subject to the voting agreement as described in Item 6. Pursuant to the terms of the Warrant described above, Reporting Person has no rights to vote the shares underlying such Warrant prior to the exercise of the Warrant.

          c.   Not applicable.

          d.   Not applicable.

          e.   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

          The Reporting Person and certain principal shareholders of the Company entered into a voting agreement as part of the Subscription Agreement by and between the Reporting Person and the Company, dated April 19, 2000, for the acquisition giving rise to the initial filing of this Schedule. The voting agreement provides that, until April 19, 2002, the Reporting Person and certain principal shareholders would vote the shares then held to elect the Reporting Person, a nominee of the Reporting Person's choice, Roger K. Burnett, Joseph F. DeBerry, and J. Fischer DeBerry, as members of the Board of Directors, so long as the individual is an employee or consultant of the Company.

ITEM 7:   MATERIAL TO BE FILED AS EXHIBITS

          The Subscription Agreement, by and between the Reporting Person and the Company, dated April 19, 2000, containing the voting agreement described in
Item 6, was previously filed in the Reporting Person's Schedule 13-D filed May 1, 2000. No additional material are submitted.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.



/s/ LeRoy Landhuis                           Date: February __, 2001
---------------------------------                  ----------------------------
LeRoy Landhuis